Exhibit 99.1

Sierra Metals Significantly Increases Mineral Reserve Estimate For Yauricocha Mine, Peru

•	Mineral Reserves for Yauricocha are 8,917,000 tonnes averaging 48.3 g/t silver, 1.2% copper, 0.8% lead, 2.4% zinc and 0.5 g/t gold representing a 134% increase to the previous Reserve Estimate. This new Reserve Estimate more than doubles the previous mine life at current throughput levels when compares to the previous August 2016 Reserve Estimate.
•	Total Proven and Probable Contained Metal has significantly increased by 86% silver, 237% copper, 58% lead, 96% zinc, and 97% gold as compared to the previous August 2016 reserve estimate.
•	Increases to copper contained metal reflect the discovery and delineation of new Cu-rich zones in Cuye, Mascota, and Esperanza and a 14% increase in Copper Price.
•	The updated Reserve Estimate has incorporated the recent significant increase to Yauricocha's Mineral Resource (press released on September 28th, 2017). This Reserve Estimate does not include the latest drill intercepts reported from Cuye-Mascota (press released on October 2, 2017) as they were completed after the cut-off date of the current report.
•	In addition, metal pricing, metallurgical recoveries, costs, and other factors have been updated to reflect July 31, 2017 actuals and assumptions.

TORONTO, Oct. 26, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") has updated its Mineral Reserves Estimate at the Company's Yauricocha Mine, located in Yauyos Province, Peru.

The Reserves Estimate at Yauricocha is the result of the recent significant increase to Mineral Resource stated in the September 28, 2017 press release.

A Technical Report is currently being prepared by SRK Consulting (U.S.) Inc. in accordance with NI 43-101 and will be filed on SEDAR within 45 days of the September 28, 2017 resource update news release.

•	Consolidated Yauricocha Reserve Estimate – July 31, 2017

Reserves - Proven and Probable								Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au
		(000's)	g/t	%	%	%	g/t	M oz	M lb	M lb	M lb	K oz
Yauricocha
	Proven	1,836	46.6	1.1	0.8	2.6	0.6	2.8	43.7	33.8	105.0	37.7
	Probable	7,081	48.8	1.2	0.8	2.4	0.5	11.1	191.6	117.3	372.2	111.9
	Proven & Probable	8,917	48.3	1.2	0.8	2.4	0.5	13.9	235.3	151.1	477.2	149.6

(1)	All figures rounded to reflect the relative accuracy of the estimates. Total may not sum due to rounding.
(2)	The consolidated Yauricocha Reserve Estimate is comprised of the proven and probable material in the Mina Central, Esperanza, Cach-Cachi, Mascota, Cuye, and Cuerpos Pequenos mining areas.
(3)	Mineral reserves are reported at unit value cut-offs (COG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), and variable grade adjustments*** made to the resource model.
* Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,255.00), Silver (US$/oz 17.80), Copper (US$/lb 2.60), Lead (US$/lb 1.01), and Zinc (US$/lb 1.25)
** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.
***Grade adjustment factors are based on historical mine to mill reconciliation and are variable by mining area
(4)	The mining costs are variable by mining method.
(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.
(6)	The unit value cut-off grades (COG) are variable by mining area and proposed mining method. The economic COG ranges from US$56-63.

Consolidated Yauricocha Resource Estimate – July 31, 2017

Resources - Measured and Indicated								Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au
		(000's)	g/t	%	%	%	g/t	M oz	M lb	M lb	M lb	K oz
Yauricocha
	Measured	3,094	70.0	1.7	1.2	3.2	0.8	7.0	117.3	83.7	218.5	78.3
	Indicated	10,112	59.9	1.5	0.8	2.7	0.6	19.5	326.3	185.4	594.8	195.6
	Measured & Indicated	13,206	62.3	1.5	0.9	2.8	0.6	26.4	443.6	269.1	813.3	274.0
	Inferred	6,632	43.0	1.2	0.5	2.2	0.5	9.2	174.7	68.0	315.2	117.0

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.
(2)	Mineral resources are reported at unit value cut-offs grades (COG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

* Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,255.00), Silver (US$/oz 17.80), Copper (US$/lb 2.60), Lead (US$/lb 1.01) and Zinc (US$/lb 1.25)

** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

(3)	The unit value COG are variable, by mining area and proposed mining method. The COG ranges from US$41-48.

"Sierra's management team are extremely pleased with the significant increases in the proven and probable reserves in this Reserve Estimate for the Yauricocha mine." stated Igor Gonzales, President and CEO of Sierra Metals Inc. "This new reserve more than doubles the previous mine life at current throughput levels and when compared to the previous estimate from August 2016 the Company has realized a 134% increase to the mineral reserves for Yauricocha. The mineral reserves now consist of 8,917,000 tonnes averaging 48.3 g/t silver, 1.2% copper, 0.8% lead, 2.4% zinc and 0.5 g/t gold representing a 134% increase to the previous Reserve Estimate. These increases represent a significant amount of additional drilling and mine exploration development work completed at the Yauricocha Mine."

He continued, "The Company remains committed to growth through brownfield exploration and todays Reserve Estimate and the September 28, 2017 Resource Estimate confirm the presence of additional high-quality tonnage at the Yauricocha Mine and will allow the Company to look at potential production increases going forward.  We will continue our brownfield exploration programs at the Yauricocha mine over the next year with an aim of further mineral resource expansions."

2017 Reserve Estimate % Differences from Prior Estimate (August 2016):

% Change from 2016 Reserve Estimate								Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au
		(000's)	g/t	%	%	%	g/t	M oz	M lb	M lb	M lb	K oz
Yauricocha
	Proven	117%	-34%	84%	-48%	-8%	-2%	43%	299%	14%	100%	113%
	Probable	141%	-16%	35%	-26%	-19%	-20%	101%	226%	77%	94%	92%
	Proven & Probable	135%	-21%	43%	-33%	-17%	-16%	86%	237%	58%	96%	97%

The updated Reserve Estimate varies significantly from the 2016 Technical Report primarily due to the significant increase in Yauricocha's Mineral Resource.

Mineral Reserve Estimate
Mineral Reserve Estimations have been conducted or reviewed by the following Qualified Persons:

•	Shannon L. Rhéaume of SRK Consulting (Canada) Inc.; Datamine Studio 5DP™ and Enhanced Production Scheduler (EPS)™ Software

The procedures and methods supporting the mineral reserve estimations have been developed in conjunction with Sierra Metals mine planning personnel. The reserve estimates presented herein have been conducted by Sierra Metals and reviewed by SRK using supporting data generated by the site. SRK notes that the methods and procedures are reasonable and consistent with industry best practice. Each mining area was evaluated using reasonable mining block shapes based on the mining method applicable to the zone. Data and information supporting the mining recovery, mining dilution, reconciliation-based grade adjustments, metallurgical recoveries, consensus commodity pricing, and treatment and refining charges have been provided by Sierra Metals and reviewed by SRK. These factors are used to calculate unit values for the blocks in the models. Historic and expected direct and indirect mining, processing, and general and administrative costs were provided by Sierra Metals. To be considered economic, the Net Smelter Return (NSR) value of the mining block must be greater than the economic cutoff. Blocks below the economic cutoff but above the marginal cutoff are, in some cases, included in the reserve where they are in between or immediately adjacent to an economic block, and it is reasonable to expect that no significant additional development would be required to extract the marginal block. Isolated blocks, defined as blocks with no defined access, have been excluded. Mined out areas were provided by Sierra Metals personnel.

SRK is of the opinion that the reserve estimations are suitable for public reporting and are a fair representation of the mill feed tonnes, grade, and metal for the Yauricocha deposit.

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 17:00e 26-OCT-17